Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE
SILICOM REPORTS FINANCIAL RESULTS
FOR THE 3RD QUARTER & 1ST NINE MONTHS OF 2016

- Growth Phase Continues: Q3 Revenues Up 27% to $24.7M,
9-Month Revenues Up 30% to $72M -

KFAR SAVA, Israel, October 27, 2016 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter and nine months ended September 30, 2016.

Financial Results

Third Quarter: Revenues for the third quarter of 2016 totalled $24.7 million, up 27% compared with $19.4 million in the third quarter of 2015.

On a GAAP basis, net income for the quarter totalled $3.2 million, or $0.43 per share (basic and diluted), compared with $7.1 million, or $0.96 per diluted share ($0.97 per basic share) for the third quarter of 2015. On a non-GAAP basis (as described and reconciled below), net income totalled $4.0 million, or $0.53 per diluted share ($0.54 per basic share), compared with $4.2 million, or $0.57 per share (basic and diluted), for the third quarter of 2015.

First Nine Months: Revenues for the first nine months of 2016 totalled $72.0 million, a 30% increase compared with $55.3 million in the first nine months of 2015.

On a GAAP basis, net income for the period totalled $8.6 million, or $1.16 per diluted share ($1.18 per basic share), compared with $12.1 million, or $1.64 per diluted share ($1.67 per basic share), in the first nine months of 2015. On a non-GAAP basis (as described and reconciled below), net income for the period totalled $11.7 million, or $1.58 per diluted share ($1.59 per basic share), compared with $11.0 million, or $1.49 per diluted share ($1.51 per basic share), in the first nine months of 2015.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “The third quarter was another period of progress for Silicom, with important Design Wins from both new and existing customers confirming our favorable positioning in booming Cloud/Virtualization-related markets as well as the Cyber Security and Network Monitoring/Analytics space. During the quarter, we were proud to achieve a new Design Win with a strategic Cyber Security customer, and we have recently announced another important Network Monitoring Design Win for our state-of-the-art new Time Stamping and Packet Processing cards.

“In addition, we are beginning to benefit from the momentum of SD-WAN (Software-Defined WAN), a ‘hot’ technology which is being deployed broadly by both service providers and enterprises. After achieving our first SD-WAN Design Win last quarter, this quarter we announced that our SD-WAN targeted Network EDGE/CPE appliances are now certified for Versa’s managed SD-WAN projects. These state-of-the-art solutions are being marketed to many world-leading service providers and telecommunications industry giants, and we firmly believe that SD-WAN will become a potent new revenue driver for us.”

Mr. Orbach concluded, “In short, with tailwinds behind us, a top-tier base of customers, a growing roster of Design Wins and multiple exciting sales opportunities underway, we feel exceedingly well positioned as we approach 2017 and beyond.”

##

Conference Call Details
Silicom’s Management will host an interactive conference today, October 27th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

##

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	September 30,	December 31,
	2016	2015

Assets

Current assets
Cash and cash equivalents	$13,797	$18,178
Marketable securities	18,768	8,636
Accounts receivables: Trade, net	18,105	23,768
Accounts receivables: Other	4,441	1,380
Inventories	45,059	26,321
Deferred tax assets	-	950
Total current assets	100,170	79,233

Marketable securities	7,773	24,246
Assets held for employees’ severance benefits	1,471	1,374
Deferred tax assets	1,510	595
Property, plant and equipment, net	3,931	3,825
Intangible assets, net	3,834	5,164
Goodwill	25,561	25,561

Total assets	$144,250	$139,998

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$13,195	$8,556
Other accounts payable and accrued expenses	6,946	11,147
Deferred tax liabilities	-	111

Total current liabilities	20,141	19,814

Contingent consideration	5,054	4,942
Liability for employees’ severance benefits	2,517	2,251
Deferred tax liabilities	52	157

Total liabilities	27,764	27,164

Shareholders' equity
Ordinary shares and additional paid-in capital	46,449	44,122
Treasury shares	(38)	(38)
Retained earnings	70,075	68,750
Total shareholders' equity	116,486	112,834

Total liabilities and shareholders' equity	$144,250	$139,998

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Sales	$24,661	$19,413	$72,019	$55,297
Cost of sales	15,119	11,298	44,694	32,265
Gross profit	9,542	8,115	27,325	23,032

Research and development expenses	3,137	2,181	9,034	6,762
Selling and marketing expenses	1,622	1,338	4,797	4,027
General and administrative expenses	1,069	(2,916)	3,085	(1,007)
Total operating expenses	5,828	603	16,916	9,782

Operating income	3,714	7,512	10,409	13,250

Financial income (expenses), net	(60)	39	(35)	152
Income before income taxes	3,654	7,551	10,374	13,402
Income taxes	458	492	1,737	1,302
Net income	$3,196	$7,059	$8,637	$12,100

Basic income per ordinary share (US$)	$0.43	$0.97	$1.18	$1.67

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,362	7,275	7,332	7,265

Diluted income per ordinary share (US$)	$0.43	$0.96	$1.16	$1.64

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,455	7,352	7,420	7,366

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2016	2015	2016	2015

GAAP gross profit	$9,542	$8,115	$27,325	$23,032
(1) Share-based compensation (*)	52	37	129	90
(2) Adjustment of inventory step up related to acquisition	-	174	-	442
(3) Acquisition-related expenses	93	-	93	-
(4)Amortization of acquired intangible assets	-	-	274	-
Non-GAAP gross profit	$9,687	$8,326	$27,821	$23,564

GAAP operating income	$3,714	$7,512	$10,409	$13,250
Gross profit adjustments	145	211	496	532
(1) Share-based compensation (*)	287	393	1,074	1,074
(3) Acquisition-related expenses	-	42	-	172
(4) Amortization of acquired intangible assets	493	180	1,480	541
(5) Changes in the fair value of contingent consideration	63	(3,634)	78	(3,230)
Non-GAAP operating income	$4,702	$4,704	$13,537	$12,339

GAAP net income	$3,196	$7,059	$8,637	$12,100
Operating income adjustments	988	(2,808)	3,128	(911)
(6) Taxes on amortization of acquired intangible assets	(212)	(80)	(77)	(221)
Non-GAAP net income	$3,972	$4,171	$11,688	$10,968

GAAP net income	$3,196	$7,059	$8,637	$12,100
Adjustments for Non-GAAP cost of sales	145	211	496	532
Adjustments for Non-GAAP Research and development expenses	432	284	1,392	855
Adjustments for Non-GAAP Selling and marketing expenses	237	177	774	505
Adjustments for Non-GAAP General and administrative expenses	174	(3,480)	466	(2,803)
Adjustments for Non-GAAP Income taxes	(212)	(80)	(77)	(221)
Non-GAAP net income	$3,972	$4,171	$11,688	$10,968

GAAP basic income per ordinary share (US$)	$0.43	$0.97	$1.18	$1.67
(1) Share-based compensation (*)	0.05	0.06	0.16	0.16
(2-6) Acquisition-related adjustments	0.06	(0.46)	0.25	(0.32)
Non-GAAP basic income per ordinary share (US$)	$0.54	$0.57	$1.59	$1.51

GAAP diluted income per ordinary share (US$)	$0.43	$0.96	$1.16	$1.64
(1) Share-based compensation (*)	0.05	0.06	0.16	0.16
(2-6) Acquisition-related adjustments	0.05	(0.45)	0.26	(0.31)
Non-GAAP diluted income per ordinary share (US$)	$0.53	$0.57	$1.58	$1.49

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))